“It was the best of times, it was the worst of times.”
-- Charles Dickens, A Tale of Two Cities

3rd Quarter 2008*	Return	3rd Quarter Outperformance versus S&P 500
Yacktman Fund	4.39%	Yacktman Fund	+12.76
Yacktman Focused Fund	6.28%	Yacktman Focused Fund	+14.65
S&P 500	-8.37%

*For the quarter ended September 30, 2008

The 3rd Quarter Was the Best of Times for Yacktman Funds
Last quarter was one of the best of times for Yacktman Funds holders, as we achieved solid, positive results in a dismal equity market.

Even better than the short term results, the bargains we were able to acquire last quarter we believe will become future long-term gains. While difficult markets make many investors scared and unhappy, they create stunning opportunities for those who are levelheaded, patient, and prepared.

During the 3rd quarter, the Yacktman Fund and Focused Fund appreciated 4.39% and 6.28%, respectively, compared to the S&P 500 loss of 8.37%.  Delivering positive results during times of market upheaval is gratifying to us.  From 2000 to 2002, our funds also delivered strong returns despite steep market declines.  Our funds’ results were among the strongest equity funds last quarter, additionally our returns have been substantially better than most other value funds in 2008.

Despite the positive quarter, our funds are in negative territory for the year, but are in a better position than many. While the S&P 500 has dropped by more than 19%, the Yacktman Fund is down 9.34% and the Focused Fund down 5.71%.  Although the funds and the market have dropped further in October, we believe our portfolio is well positioned to deliver strong results over time from these levels.

Total Returns as of September 30, 2008

FUND		CUMULATIVE	AVERAGE ANNUAL
	Inception Date	SINCE INCEPTION	1-Year	3 -Year	5 -Year	10 -Year
The Yacktman Fund	7/6/1992	310.33%	-9.31%	2.89%	6.21%	8.61%
S&P Index - Divs reinvested	7/6/1992	285.14%	-21.98%	0.22%	5.17%	3.06%

The Yacktman Focused Fund	5/1/1997	117.80%	-5.92%	4.38%	6.59%	7.62%
S&P 500 Index - Divs reinvested	5/1/1997	76.25%	-21.98%	0.22%	5.17%	3.06%

One reason our funds have managed the declines of 2008 better than many others is that we had a large cash position -- a result of both the lack of bargains and the extremely risky environment of the last few years.  Holding cash, which was unpopular with some investors and potential investors during the rising market from 2003-2007, has proven to be a real asset in 2008.  In any event, we have always cared far more about achieving results over a cycle and protecting the funds more than the amount of assets we have under management.

The Worst of Times for the Global Financial Markets
In the 3rd quarter, financial markets around the globe declined.  Many of the largest financial service companies went bankrupt or needed governmental intervention to survive, including Lehman, AIG, Fannie Mae, Freddie Mac, Washington Mutual, and Wachovia.  The financial markets continued to drop in October, as fears over a collapse of the entire financial system intensified.  In addition to sharp declines in financial service stocks, commodity-related shares, which had performed strongly over the last few years, were beaten down.  Our funds have had minimal representation in that sector; however, we are beginning to look more closely at some of these companies now that the prices have dropped.

How We Performed Well in the 3rd Quarter
We continue to own substantial positions in excellent global franchises with strong balance sheets.  Top positions continue to include Coca-Cola, PepsiCo, Microsoft, eBay, Procter & Gamble, and Lancaster Colony, all businesses that we believe should weather virtually any financial crisis well.  In fact, Coca-Cola, PepsiCo, and Procter & Gamble and Lancaster Colony produced solid returns during the 3rd quarter.

Although Microsoft and eBay both declined during the quarter, they have strong balance sheets with a substantial amount of excess cash and solid earnings potential.  Each of these companies has diversified product lines, and trades at extremely low multiples of annual earnings.

We largely avoided the meltdowns that plagued stocks in the financial service sector, and even benefited from bargain hunting.  We purchased and sold shares in MBIA in the 3rd quarter, as we believed the company had a substantial cash position that would be protected from the underperforming insurance subsidiaries.  Although it was a small holding, we more than doubled our money in MBIA during the quarter.

Math Behind Avoiding Significant Declines
In the last 12 months, many value investors have performed substantially worse than the overall market, while we have meaningfully outperformed.  During the recent October lows, several esteemed value managers had suffered declines of more than 50% in the trailing 12 month period.  We work hard to protect our funds because (1) it troubles us to suffer capital losses and (2) significant drops require a huge uphill climb to get back to break-even territory.

Example:

Theoretical decline	% increase to break-even
-50%	100%
-25%	33%

Actual Performance*	12 month return	% increase to break-even
Yacktman Fund	-9.3%	10.3%
Yacktman Focused Fund	-5.9%	6.3%
S&P 500	-22%	28.2%

*As of September 30, 2008.

Current Valuations Could Make This the Best Time to Put Money in Our Funds
We believe the recent declines enabled us to assemble the strongest portfolio we have had since the firm’s inception in 1992.  In addition to the potential of many of our long-standing holdings, we continue to find new opportunities that we believe could prove to be big winners in years to come.  We will continue to work hard to find new ideas and manage the portfolio in a thoughtful manner in this challenging environment.

* * *

Important Information

The performance data quoted for the Yacktman Funds represents past performance. Past performance does not guarantee future results.  The investment return and principal value of an investment will fluctuate so that the investor’s shares, when redeemed, may be worth more or less than their original cost.  The current performance may be higher or lower than the performance data quoted.  The most recent month-end performance data may be obtained by calling this toll free number 1-800-525-8258.

An investor should consider the investment objectives, risks and charges and expenses of the Fund carefully before investing.  The Fund’s prospectus contains this and other important information about the Fund.  An investor may obtain a prospectus by going to the Yacktman website at www.yacktman.com or by calling this toll free number 1-800-525-8258.  The prospectus should be read carefully before investing.